EXHIBIT 4.13

June 10, 2010

Eagleford Energy Inc.
1 King Street West, Suite 1505
Toronto, Ontario  M5H1A1
Canada

Dear Mr. Cassina,

The purpose of this letter agreement (the “Agreement”) is to confirm the engagement of Gar Wood Securities, LLC (“GW”), a FINRA member firm, by EAGLEFORD ENERGY INC. (the “Company”), on a selective basis to render financial advisory services to the Company in order to expand institutional awareness in the financial community.

Section 1. Engagement Term.  GW shall conduct institutional investor services for a period of two years commencing on the date hereof and expiring June 10, 2012.  During this period GW shall initiate a platform of services aimed at introducing Eagleford Energy Inc. to institutional investors in order to build corporate visibility. The services shall include but are not limited to investor introductions via telephone calls, investor meetings and conference invitations.  GW agrees to perform its obligations hereunder in a professional manner and in accordance with applicable industry standards of conduct.  In doing so it shall exercise due care and diligence and shall conduct all activities on the Company’s behalf consistent with just and equitable principles of trade.

Notwithstanding the foregoing, and subject to the provisions of Section 5 hereof, either party may terminate this Agreement upon giving 15 days prior written notice to the other party. In the event of termination by the Company, GW and affiliated persons shall retain all fees, including Warrants, paid to them by the Company through the date of termination and shall be entitled to additional fees in the form of Success Fees (as defined below), if applicable, in connection with services performed by GW and affiliated persons through the date of termination. GW and affiliated persons shall not however, under such circumstances, be entitled to receive Warrants for periods commencing after the termination date.  In the event of termination by GW, GW and affiliated persons shall be entitled to retain all Success Fees paid to them through the date of termination and shall be entitled to additional Success Fees, if applicable, in connection with services performed by GW and affiliated persons through the date of termination. Under such circumstances however, GW and affiliated persons will only be entitled to retain Warrants issued to them within 6 months of the termination date to the extent earned and will not be entitled to receive additional Warrants for periods commencing after the termination date. By way of example, if Warrants are issued to GW and affiliated persons on December 10, 2010 and GW terminates this Agreement effective December 31, 2010, GW and affiliated persons will have earned 1/3 of the Warrants issued to them on December 10, 2010 and will be required to return 2/3 of the Warrants issued to them on December 10, 2010. In the foregoing example, Warrants issued by the Company to GW and affiliated persons on June 10, 2010 and fully earned by GW by December 10, 2010, will not be affected.

Section 2. Fees.  A fee consisting of an aggregate of one million five hundred thousand (1,500,000) warrants to purchase EAGLEFORD ENERGY INC., common stock as follows: The first 1,000,000 Warrants shall have a US$1.00 strike price expiring on December 10, 2011 and shall be issued by the Company to GW in three equal tranches on each of June 10, 2010, December 10, 2010 and June 10, 2011. The remaining 500,000 Warrants shall have a US$1.50 strike price expiring on June 10, 2012 and shall be issued by the Company to GW in three equal tranches on each of June 10, 2010, December 10, 2010 and June 10, 2011 (the “Warrants”). The shares represented by the Warrants shall have piggyback registration rights.  The Warrants shall be issued as follows:

-Gar Wood Securities, LLC:	100,000 warrants with a strike price of $1.00 and
50,000 warrants with a strike price of $1.50
(shall be assignable in part or in whole to officers or employees of Gar Wood Securities, LLC.) (1)
-Jackson E. Spears:	300,000 warrants with a strike price of $1.00 and
150,000 warrants with a strike price of $1.50 (1)
-Constance A. Schadewitz:	300,000 warrants with a strike price of $1.00 and
150,000 warrants with a strike price of $1.50 (1)
-William R. Gregozeski:	300,000 warrants with a strike price of $1.00 and
150,000 warrants with a strike price of $1.50 (1)

(1)  1/3 of these warrants shall be issued on each of June 10, 2010, December 10, 2010 and June 10, 2011.

In the event a private placement of Company securities should result through direct GW introductions, a success fee (the “Success Fee”) to GW consisting of a cash fee equal to 6.0% of the aggregate gross proceeds from the sale of such Company securities to investors received by the Company shall be paid.  The Success Fee shall be paid to GW, as applicable, on the relevant closing date or as soon as reasonably practicable thereafter.

The Success Fee shall be payable with respect to any private placement occurring:

(i)	during the term of this Agreement; or

(ii)	after the term of this Agreement, if GW introduced the purchaser of the private placement or an affiliate of purchaser to the Company within 3 months preceding the closing of the private placement.

Section 3. Right of First Refusal.  Upon closing of a private placement or series of private placements by GW on or before September 30, 2010 exceeding $5.0 million, Eagleford Energy Inc. will immediately grant GW a right of first refusal on a non-exclusive basis to act as the Company’s Investment Banker/Financial Advisor on any financings in the next twelve months.

Section 4. Confidentiality.  The Company acknowledges that all advice (written or oral) which may be given by GW to the Company in connection with GW’s engagement (the “GW Information”) is intended solely for the benefit and use of the Company (including its management, directors and attorneys), and the Company agrees that no such advice shall be used, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to GW be made by the Company (or such persons), without the prior written consent of GW, which consent shall not be unreasonably withheld. In the event the Company is required under law or regulatory compliance to make disclosure of any of the GW Information, the Company will give notice to GW prior to such disclosure, to the extent the Company can practically do so.

GW acknowledges that the Company may give confidential information to GW (the “Company Information”). GW will maintain the confidentiality of the Company Information and, unless and until such Company Information shall have been made publicly available by the Company or by others without breach of a confidentiality agreement, GW shall disclose the Company Information only as authorized by the Company or as required by law or by order of a governmental authority or court of competent jurisdiction.  In the event GW is legally required to make disclosure of any of the Company Information, GW will give notice to the Company prior to such disclosure, to the extent the GW can practically do so.

The foregoing paragraph shall not apply to Company Information that:

at the time of disclosure by the Company, is or thereafter becomes, generally available to the public or within the industries in which the Company or GW or its affiliates conduct business, other than as a direct result of a breach by GW of its obligations under this Agreement;

prior to or at the time of disclosure by the Company, was already in the possession of, or conceived by, GW or any of its affiliates, or could have been developed by them from information then in their possession, by the application of other information or techniques in their possession, generally available to the public, or available to GW or its affiliates other than from the Company; at the time of disclosure by the Company thereafter, is obtained by GW or any of its affiliates from a third party who GW reasonably believes to be in possession of the Company Information not in violation of any contractual, legal or fiduciary obligation to the Company with respect to that Company Information; or is independently developed by GW or its affiliates.”]

Section 5. Key Person Recognition.  The parties acknowledge and agree that the participation of Jackson E. Spears, Constance A. Schadewitz and William R. Gregozeski, in their capacities as employees of GW, is essential to this Agreement.  Accordingly, if any of them shall leave the employ of GW during the term of this Agreement (an “Employee Departure”), GW shall notify the Company, in writing (the “Key Man Notice”), within 3 business days thereof, and within 20 days thereafter the Company shall have the following rights:

(i)
The Company may, by written notice to GW, terminate this Agreement, which termination shall be given retroactive effect to the date of the Employee’s Departure and shall be treated in the same manner as a termination by GW under Section 1 hereof. Accordingly, Warrants not earned at the date of Employee Departure shall be returned to the Company and the Company shall have no further obligation to issue additional Warrants; or

(ii)
The Company may, by written notice to GW, agree to continue this Agreement with full force and effect except that the Company will have no further obligation to issue Warrants to the departed GW employee and the Warrant allocation to GW, with respect to issuances subsequent to the Employee Departure date shall be proportionately reduced with a 1/3rd reduction for each Employee Departure.  Further, the Warrants issued to GW and the departing employee as of the date of Employee Departure shall be subject to proportionate return in the manner provided for unearned warrants set forth in Section 1 hereof.  In lieu of the foregoing, the Company may agree to continue its relationship with both GW and the departed GW employee under the terms of this Agreement and issue to such departed GW employee, Warrants on the same basis it was obligated to issue them to such departed employee under this Agreement, had the departure never taken place. Under such circumstance, neither the departing employee or GW shall be required to return any previously issued Warrants; or

(iii)
The Company may, by written notice to GW, agree to GW’s replacement of the departed GW employee by another GW employee (the “Replacement Employee”) who will, on a going forward basis, stand in the shoes of the departed employee with respect to future entitlement to Warrants. The departing GW employee shall be required to transfer all unearned Class A Warrants and Class B Warrants to the Replacement Employee.  Under this option, GW and the remaining GW employees shall retain the same rights with respect to past and future issuances of Warrants as they had prior to the Employee Departure.

Section 6. Arbitration.  Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be determined by arbitration in Chicago, Illinois before one arbitrator mutually agreed to by the parties hereto.  The parties hereby waive all right to trial by jury with respect to the foregoing.  The arbitration shall be conducted in accordance with the dispute resolution procedures of the American Bar Association.  Judgment on the award may be entered in any court having jurisdiction.  The arbitrator may, in his or her sole discretion, allocate all or part of the costs of the arbitration in the award, including the fees of the arbitrator and the reasonable attorneys’ fees of the parties.  The arbitrator shall not have the power to award punitive damages.

Section 7.  Indemnity.  GW and the Company have entered into a separate letter agreement, dated the date hereof, with respect to the indemnification of GW by the Company with regard to GW’s engagement hereunder.

Section 8.  Miscellaneous.  This Agreement constitutes the entire understanding and agreement of the parties with respect to the subject matter hereof (except for the letter agreement referenced in Section 7 above, which is incorporated herein and made a part hereof by reference).  This Agreement may not be amended except by a written instrument signed by both parties hereto.  This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to conflict of law rules.

Please confirm that the foregoing is in accordance with your understandings and agreements with GW by signing and returning to GW the duplicate of this letter.

Very truly yours,
Gar Wood Securities, LLC

/s/ Dennis R. Gerecke,
Chief Operations Officer

ACCEPTED AND AGREED AS OF
THE DATE FIRST WRITTEN ABOVE:
EAGLEFORD ENERGY INC.

By:	/s/ James Cassina
Name: James Cassina
Title: Director